

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Quentin Koffey
Managing Partner and Chief Investment Officer
Politan Capital Management LP
106 West 56th Street, 10th Floor
New York, New York 10019

> **Re: Masimo Corporation**
> **Preliminary Proxy Statement filed May 2, 2023**
> **Filed by Politan Capital Management et al.**
> **File No. 001-33642**

Dear Quentin Koffey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as the preliminary proxy statement, unless otherwise indicated.

Preliminary Proxy Statement filed by Politan Capital Management LP et al.

Introduction , page 2

1. Refer to the following statement in the second to last paragraph on page 2 of the proxy statement: "Your vote to elect the Politan Nominees will have the legal effect of replacing two incumbent directors of the Company." Revise to clarify that such legal effect will result only if the Politan Nominees receive sufficient votes to be elected to the Board.

2. Refer to footnote 1 on page 2, in which the Politan Parties undertake to file revised proxy materials with the SEC once the Company provides certain information in its own proxy statement. Revise to undertake to disseminate your supplemental proxy materials in the same manner as the initial proxy statement.

3. Significant portions of the information required by Schedule 14A have been omitted from

the proxy statement in anticipation of the Company filing its own proxy statement. This includes information such as the identity of the Company's nominees and the specific proposals to be voted on at the annual meeting, along with Politan's voting recommendations on such matters. Please revise the preliminary proxy statement to include such information as it becomes available.

Background of the Solicitation, page 6

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Please generally revise the disclosure throughout the proxy statement accordingly. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:

    • "[T]he Bylaw Amendments imposed … unprecedented disclosure requirements on nominating Stockholders that are investment funds…" (page 6)
    • "Our nominees will provide … fresh thinking and Stockholder alignment." (page 14)
    • "[T]he Company has taken measures to … prevent meaningful change in the policies and practices that can put the Company on a path to maximize value for all Stockholders." (page 14)

5. We note the following statement on page 13 of the proxy statement: "The Nomination and Proposal Notice also included a proposal to approve the repeal of each provision of, or amendment to, the Company's Bylaws that the Board adopted without the approval of Stockholders subsequent to February 5, 2023, which is the date of the most recent publicly available amendment and restatement of the Bylaws, and up to and including the date of the 2023 Annual Meeting." Our understanding from disclosure elsewhere in the proxy statement is that the proposal is to approve the repeal of bylaw amendments adopted after April 20, 2023, rather than February 5, 2023. Please revise or advise.

Reasons for the Solicitation, page 14

6. Revise generally to explain what specific changes your nominees will attempt to institute at the Company if one or more is elected to the Board.

Proposal One: Election of Directors, page 15

7. Provide dates for all of the positions held by Quentin Koffey listed on page 16 of the proxy statement.

Voting and Proxy Procedures, page 26

8. Given that shareholders may vote for the nominees of either soliciting party on either proxy card, revise to explain what you mean by the following statement: "We believe the best opportunity for both of the Politan Nominees to be elected is by voting on the BLUE

universal proxy card."

9. We note the bold-faced disclosure here that if a shareholder marks more than two "FOR" boxes with respect to nominees for election as director, that shareholder's vote on this proposal will be invalidated. Expand to state the treatment of proxies that vote "FOR" only one nominee. See Rule 14a-19(e)(7).

10. Explain in the proxy statement what Politan will do with proxies received containing votes for the Company's nominees or on matters other than the election of directors if Politan abandons its solicitation.

Votes Required for Approval, page 27

11. We note your disclosure that the approval of proposals three, four and seven "is expected to require the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at the 2023 Annual Meeting," and the approval of proposal five "is expected to require the affirmative vote of a plurality of the shares present or represented by proxy and voting at the 2023 Annual Meeting." However, Section 7(6) of the Bylaws states that "[e]xcept as otherwise provided by law, the Amended and Restated Certificate of Incorporation of the Corporation, or these Bylaws, all matters other than the election of directors shall be determined by a majority of the votes cast affirmatively or negatively." Please revise or advise.

Solicitation of Proxies, page 29

12. We note the disclosure here that the terms of engagement with D.F. King provide that Politan may "in its discretion, agree to pay an additional success fee to D.F. King in an amount to be determined by Politan." Please clarify whether the $4,000,000 figure for the costs of this solicitation included in the last paragraph on page 29 includes this additional amount that may be paid. In addition, revise to state the criteria upon which Politan will make the determination whether to pay such additional amount, and provide a ceiling or a range for the additional amount that may be paid (if not included in the $4,000,000 figure). See Item 4 of Schedule 14A.

13. Refer to the last paragraph on page 29. State the amount of the legal fees and other costs incurred by the Politan Parties in connection with its litigation with the Company, and for which it will seek reimbursement from the Company. Note whether additional legal fees are being incurred in the litigation. In addition, we note your reference to the defined term "Court of Chancery Litigation," but you do not define that term.

Stockholder Nominations and Proxy Access, page 31

14. Refer to the second to last paragraph in this section on page 31. It is not clear whether the Company's own advance notice provisions require shareholders to provide all of the information to be provided in the notice required by Rule 14a-19(b). Please revise to disclose the deadline in Rule 14a-19(b)(1) for providing the information specified in Rule

14a-19(b)(2) and (3).

Proxy Card, page 33

15.   The proxy card included with the preliminary proxy statement should be clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Mergers & Acquisitions